

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

July 19, 2011

David Zhang, Esq.
Latham & Watkins
One Exchange Square, 41st Floor
8 Connaught Place, Central
Hong Kong

Re: Funtalk China Holdings Limited
Amendment No. 2 to Schedule 13E-3
Filed July 13, 2011
File No. 5-85093

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement

Special Factors, page 21

1. We note your response to comment one in our letter dated July 11, 2011. Please file as exhibits to the Schedule 13E-3 the Citi presentations dated March 11, 2011, March 21, 2011, March 25, 2011, and April 29, 2011 and the Merrill Lynch presentations dated April 27, 2011, April 30, 2011, and May 15, 2011.

Alternatives to the Merger, page 53

2. We note that the disclosure states that the Buyer Filing Persons did not consider any other form of transaction; however, the Citi presentations include a discussion

of transaction alternatives. Refer to the Citi presentations dated March 11 and 25, 2011. Thus, it appears that the Continuing Shareholders considered both a scheme of arrangement and a tender offer but rejected these alternatives. Please revise the disclosure including the reasons for rejection or advise us.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions